FOR IMMEDIATE RELEASE
Exhibit 4
May 25, 2006
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp
Notice Regarding a Personnel Decision with Respect to Directors
     Nissin Co., Ltd. (the “Company’’) hereby announces that on May 25, 2006, its Board of Directors made an informal personnel decision with respect to directors to be formally appointed at the 47th Ordinary General Shareholders’ Meeting on June 24, 2006, as described below.
1. Candidates for Directors to be Newly Appointed

Name	Current Office
Katsutoshi Shimizu	Executive Officer (General Manager, Real Estate Business Control Dept.)
Akira Imaki	Executive Officer (General Manager, Assistant to President Sales & Marketing Control Div.)
Hidenori Nakagawa	Lawyer registered as a member of the Daiichi Tokyo Bar Association. Partner of TMI Associates

Note: Hidenori Nakagawa is eligible to be an external director defined by section 2-15 of the Corporate Law in Japan.

     The Company resolved “The Basic Plan for an Internal Control System Infrastructure” at its Board of Directors held on May 8, 2006. Based on “The Basic Plan’’, the Company recently has decided to implement the external director system.
     In addition to the above directors to be appointed at the ordinary general shareholders’ meeting, The Company intends to change its representative directors. For the details of the changes in representative directors, please refer to “Notice Regarding Changes in Representative Directors’’ announced April 24, 2006.

2. Date of Appointment
     June 24, 2006 (Scheduled date for the 47th Ordinary General Shareholders’ Meeting)